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                                                                   EXHIBIT 99.20

FOR IMMEDIATE RELEASE

Contact:  Gerald D. Stethem
          Senior Vice President & Chief Financial Officer
          NCS HealthCare, Inc.
          216-378-6808

                 DECISION IN FAVOR OF NCS/GENESIS MERGER STANDS
            AS DELAWARE COURTS DENY REQUEST FOR INTERLOCUTORY APPEAL

Beachwood, Ohio - (December 2, 2002) NCS HealthCare, Inc. (NCSS.OB) announced today that the Delaware Supreme Court and Delaware Chancery Court have denied a request for an interlocutory appeal from the Chancery Court's recent decision in favor of NCS's proposed merger with Genesis Health Ventures, Inc. (NASDAQ:GHVI). As previously announced, on November 22, 2002, the Delaware Chancery Court denied a request for a preliminary injunction that would have delayed or possibly prevented the proposed NCS/Genesis merger. The Chancery Court also rejected plaintiffs' claims that the NCS Board of Directors breached its fiduciary duties by approving the merger agreement with Genesis and certain related voting agreements. Although the plaintiffs in the litigation sought permission to appeal the Chancery Court's rulings, both the Delaware Supreme Court and the Delaware Chancery Court have denied this request.

In denying plaintiffs' motion for an interlocutory appeal, the Delaware Chancery Court said that its opinion denying an injunction on the fiduciary duty claims "does not decide any novel issues of law, but, instead, applies well-established principles to a complex set of facts dealing with a two year long process of rescuing NCS from insolvency."

NCS stockholders are scheduled to vote on the Genesis merger at a special meeting to be held on December 5, 2002. Due to the voting agreements entered into by NCS Chairman, Jon Outcalt, and NCS President and CEO, Kevin Shaw, who collectively own approximately 64% of NCS's total voting power, stockholder approval of the merger is assured. The Genesis merger is now expected to be completed on or about December 12, 2002.

NCS noted that an earlier ruling of the Delaware Chancery Court holding that Omnicare, Inc. did not have standing to assert certain claims against the NCS directors and that the voting agreements entered into by Messrs. Outcalt and Shaw did not cause the conversion of the high vote Class B shares into low vote Class A shares has been appealed by Omnicare to the Delaware Supreme Court and that the appeal is scheduled to be heard on December 3, 2002.

NCS is represented by special outside legal counsel Benesch, Friedlander, Coplan & Aronoff LLP and Skadden, Arps, Slate, Meagher & Flom LLP and financial advisor Candlewood Partners, LLC.
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NCS HealthCare, Inc. is a leading provider of pharmaceutical and related services to long-term care facilities, including skilled nursing centers, assisted living facilities and hospitals. NCS serves approximately 200,000 residents of long-term care facilities in 33 states and manages hospital pharmacies in 10 states.

In connection with the special meeting of stockholders relating to NCS's proposed merger with Genesis Health Ventures, Inc. and a pending tender offer from Omnicare, Inc., NCS HealthCare, Inc. has filed certain materials with the Securities and Exchange Commission, including a definitive proxy statement and a Solicitation/Recommendation Statement on Schedule 14D-9. SECURITY HOLDERS ARE URGED TO READ THESE MATERIALS BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of these materials, as well as other materials filed with the Securities and Exchange Commission concerning NCS HealthCare, Inc., at the Securities and Exchange Commission's website at http://www.sec.gov. In addition, these materials and other documents may be obtained for free from NCS HealthCare, Inc. by directing a request to NCS HealthCare, Inc. at 3201 Enterprise Parkway, Suite 220, Beachwood, Ohio 44122;
Attn: Investor Relations. NCS HealthCare, Inc. and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the Company's stockholders with respect to the special meeting described above. Information concerning such participants is contained in NCS HealthCare's proxy statement relating to the proposed merger with Genesis Health Ventures, Inc.